2009 Economic Update

New Nouveau Brunswick
Be...in this place • Être...ici on le peut

2009 Economic Update

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/0024/index-e.asp

December 1, 2009

Cover:

Communications New Brunswick (CNB 6480)

Translation:

Translation Bureau, Supply and Services

Printing and Binding:

Printing Services, Supply and Services

ISBN 978-1-55396-318-9

Printed in New Brunswick

Think Recycling!

Global economy in recovery

*

A strong response in fighting the financial crisis that emerged late in 2008 helped stabilize many of the world’s economies and position them to recover from the deepest global recession in recent memory. Many countries hit the bottom of the economic cycle during the second quarter of 2009 but have since started to recover.

*

Building on the recovery that started in the second half of 2009, global growth is expected to increase by approximately 3.1% in 2010 as business and consumer confidence improves and supports modest growth in global demand.

*

China and India will be among the leaders of a global rebound. As worldwide trade collapsed, large stimulus measures limited the depth of the downturn in these countries by sustaining domestic demand. Both nations will be well-positioned to respond to rising global demand and increased trade flows as the recovery takes a firmer hold in 2010.

Economic Update 2009

*

The significant monetary, fiscal and financial supports provided late in 2008 are beginning to take effect. The US economy is recovering with positive growth reported in the third quarter of 2009. However, a double-digit unemployment rate and weak consumer and business confidence will curb growth prospects in 2010.

*

The global recovery is anticipated to be more gradual than previous recessions led by financial crises. Some economies will be unable to fully recuperate from the latest recession until 2011.

*

A downside risk to the worldwide recovery will be the challenge policy makers face of slowly removing the unprecedented levels of stimulus support without negatively affecting the still tenuous recovery.

Canadian economy affected by the recession

*

The Canadian economy has been impacted by the global recession with no province being exempt. Resource-based economies such as Newfoundland and Labrador, Alberta and British Columbia, along with Ontario and its strong ties to the manufacturing sector, were hardest hit.

Economic Update 2009

*

For the first 10 months of 2009, roughly 295,000 jobs were lost throughout the country compared to the same period in 2008, with the most significant losses in Ontario (especially in manufacturing). Employment losses coupled with sagging consumer confidence resulted in decreased consumer spending, particularly on durable goods. Employment conditions are expected to improve early in 2010.

*

Business investment fell significantly in 2009 brought about by a drop in investment in non-residential construction and machinery and equipment. Residential construction, on the other hand, showed signs of improvement as a strong renovation sector supported by tax credits compensated for a decline in new home construction.

*

The downturn in the US and weak energy prices were particularly hard on exports in 2009. Over the January-August period, foreign exports of commodities plummeted 28.5% compared to the same period in 2008.

*

Exports will continue to be constrained by the high Canadian dollar, becoming less competitive on the global stage and limiting Canada’s recovery. However, economic activity should improve as the US recovers and energy prices increase, offsetting the strength in the Canadian dollar.

Economic Update 2009

*

According to the Bank of Canada, real economic growth in Canada is anticipated to contract by 2.4% in 2009 but projected to grow by 3.0% in 2010, fuelled by consumption and government spending.

New Brunswick economy stalls in 2009

*

The New Brunswick economy succumbed to the pressures of the global recession in 2009, with the Department of Finance anticipating real gross domestic product (GDP) to decline by 0.5%.

*

The provincial labour market performed better than initially expected. Driven by part-time gains, employment was up for the first 10 months of 2009 compared to the same period a year ago. New Brunswick enjoyed the third highest rate of job growth among the provinces, behind only Saskatchewan and Manitoba.

Economic Update 2009

*

Job growth shifted to the goods-producing sector from the service sector, reversing the situation from the previous year. Employment increases were concentrated in construction, educational services and public administration, while declines were suffered in trade, manufacturing and transportation.

*

Although low compared to recent years, growth in average weekly earnings and wages and salaries in New Brunswick remained in positive territory, slightly below their historical norms.

*

Lower-than-normal income growth in conjunction with weaker consumer confidence resulted in diminished consumer spending. Largely a reflection of lower sales at gasoline stations and new car dealers, retail sales declined 2.2% during January-August 2009, following three years of growth above 5.0%. Negative growth is expected to continue as the year comes to a close.

Economic Update 2009

*

Foreign exports of goods from New Brunswick felt the brunt of the global recession and were notably lower in value in 2009 than they were in 2008. While much of the weakness was attributed to lower energy prices, the slowdown in the US played a significant role as well. Moreover, continued strength in the Canadian dollar will limit export growth in the short term.

*

New Brunswick manufacturers have been particularly hard hit by the recession. Following a year that saw manufacturing sales jump 14.1%, sales after the first eight months of 2009 declined 26.9%. A price-related decline in petroleum products shipments is mostly responsible for the drop. Wood product manufacturers continue to struggle with sales expected to register a double-digit decline for the fourth consecutive year.

*

Supported primarily by government stimulus spending, investment in non-residential construction was robust for the first nine months of 2009, while residential construction investment was essentially unchanged over the first half of the year.

*

The Consumer Price Index (CPI) for New Brunswick dipped 0.2% during the first three quarters of 2009, below the national rate which edged up 0.1%. Transportation costs exerted the most significant downward pressure on both indices.

Economic Update 2009

*

Completion of the Canaport LNG terminal and the postponement of some wind power projects have created a weaker-than-expected business investment climate. This has been offset by increased government spending on capital projects.

New Brunswick economy to rebound in 2010

*

Just as the global and Canadian economies are expected to return to growth in 2010, so too is the New Brunswick economy. A modest expansion is expected, with the Department of Finance forecasting real GDP growth of 1.7% in 2010. Private sector forecasters anticipate growth ranging from 1.4% to 2.7%, averaging 2.1% for 2010.

*

Moderate job growth in New Brunswick is expected in 2010 following a relatively impressive performance of the labour market in 2009, where 2008 employment levels were sustained during the depth of the recession. Gains in the service sector will compensate for continued weakness in the forestry, mining and manufacturing sectors in 2010.

*

New Brunswick exporters should bounce back somewhat in 2010 as a US recovery increases demand for provincial products. Even so, export gains, led by a full year of production at the Canaport LNG terminal, will be constrained due to a strong Canadian dollar and prolonged difficulties in the forestry sector.

Economic Update 2009

*

A return to growth internationally will increase the price of commodities such as lumber, zinc and potash. At the same time, an increase in production at New Brunswick’s mills and mines will be muted by a strong Canadian dollar limiting competitiveness on an international scale.

*

Growth in labour income in 2010 (resulting from a healthy labour market) combined with improved returns in investment income, will lead to a modest rebound in personal income after weaker-than-normal growth in 2009.

Economic Update 2009

*

After restraining spending in 2009, New Brunswick consumers are expected to be more active in 2010. A second round of tax cuts introduced in The Plan for Lower Taxes in New Brunswick coupled with improved consumer confidence in 2010 will support increased spending, particularly in purchases of services and semi-durable goods.

*

New Brunswick’s housing market will pick up in 2010 when improved affordability conditions, led by low mortgage rates, convinces home buyers to enter the market. As such, new construction and resale activity should strengthen.

*

Although well below recent highs, New Brunswick’s non-residential construction sector should show signs of life in 2010, supported by the ongoing refurbishment project of the Point Lepreau nuclear plant and the continued expansion of the potash mine in Sussex.

*

The impact of government stimulus funding will support increased economic activity in 2010 as work on projects started in 2009 continues and new projects are introduced.

*

Economic activity will exhibit further growth over the long term as the proposed sale of NB Power together with The Plan for Lower Taxes in New Brunswick creates a lower-cost and more competitive environment for businesses operating in the province as well as those considering relocation to the province.

Economic Update 2009

New Brunswick Economic Indicators

New Brunswick Economic Update (as of November 9, 2009)							
	Annual			Year-to-Date*			
Indicators	2007	2008	% Change	2008	2009	% Change	*Reference Period
Labour							
Population 15 Years and Over ('000)	613.2	617.9	0.8	617.6	621.2	0.6	Jan.-Oct.
Labour Force ('000)	392.4	400.6	2.1	401.6	403.5	0.5	Jan.-Oct.
Employment ('000)	362.8	366.2	0.9	366.9	367.2	0.1	Jan.-Oct.
Full-time ('000)	305.2	309.2	1.3	310.3	309.8	-0.2	Jan.-Oct.
Part-time ('000)	57.6	56.9	-1.2	56.6	57.4	1.4	Jan.-Oct.
Goods-producing Industries ('000)	83.4	81.8	-1.9	82.4	83.5	1.3	Jan.-Oct.
Service-producing Industries ('000)	279.4	284.4	1.8	284.5	283.7	-0.3	Jan.-Oct.
Unemployment ('000)	29.6	34.4	16.2	34.8	36.3	4.3	Jan.-Oct.
Participation Rate (%)	64.0	64.8	…	65.0	65.0	…	Jan.-Oct.
Employment Rate (%)	59.2	59.3	…	59.4	59.1	…	Jan.-Oct.
Unemployment Rate (%)	7.5	8.6	…	8.7	9.0	…	Jan.-Oct.
Average Weekly Earnings ($)	706.59	729.11	3.2	725.57	743.69	2.5	Jan.-Aug.
Wages and Salaries ($M)	12,098.3	12,685.3	4.9	6,186.3	6,281.1	1.5	Jan.-June
Employment Insurance Beneficiaries (#)	41,036	40,930	-0.3	43,116	49,048	13.8	Jan.-Aug.
Consumers							
Retail Sales ($M)	9,318.4	9,872.3	5.9	6,489.1	6,347.7	-2.2	Jan.-Aug.
New Motor Vehicle Sales (units)	37,293	39,522	6.0	29,213	24,308	-16.8	Jan.-Aug.
New Motor Vehicle Sales ($M)	1,077.6	1,076.9	-0.1	789.4	721.2	-8.6	Jan.-Aug.
Food Services and Drinking Places ($M)	846.6	892.5	5.4	589.5	623.5	5.8	Jan.-Aug.
Consumer Price Index (2002=100)	111.3	113.2	1.7	113.4	113.2	-0.2	Jan.-Sep.
Housing							
Housing Starts (units)	4,242	4,274	0.8	3,255	2,595	-20.3	Jan.-Sep.
Residential Building Permits ($M)	559.8	590.0	5.4	485.1	447.5	-7.8	Jan.-Sep.
MLS® Residential Sales (units)	8,161	7,555	-7.4	6,257	5,572	-10.9	Jan.-Sep.
Business							
Manufacturing Sales ($M)	15,575.6	17,766.1	14.1	12,951.6	9,470.1	-26.9	Jan.-Aug.
Foreign Exports ($M)	11,182.5	12,808.2	14.5	9,357.4	6,810.0	-27.2	Jan.-Aug.
Non-residential Building Permits ($M)	405.3	523.8	29.2	383.6	448.2	16.8	Jan.-Sep.
Industrial and Commercial ($M)	338.8	382.1	12.8	282.6	219.4	-22.4	Jan.-Sep.
Institutional and Government ($M)	66.6	141.7	112.9	101.0	228.7	126.5	Jan.-Sep.
Wholesale Trade ($M)	5,115.4	5,353.8	4.7	3,474.0	3,530.7	1.6	Jan.-Aug.
Farm Cash Receipts ($M)	449.1	480.8	7.1	231.6	257.1	11.0	Jan.-June
Sawn Lumber Production ('000 m^3)	3 349.0	2 408.2	-28.1	1 607.9	1 255.2	-21.9	Jan.-Aug.
Demographics							
Population (July 1) (#)	745,561	747,147	0.2	…	749,468	0.3	…
Natural Increase (July 1-June 30) (#)		843	…	…	633	…	
Net Migration (July 1-June 30) (#)		743	…	…	1,688	…	

… not applicable

MLS® is a registered trademark of the Canadian Real Estate Association.
Sources: Statistics Canada and Canadian Real Estate Association.